SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 31, 2007

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated May 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   May 31, 2007

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  May 30, 2007

Tanzanian Royalty Enters Into Management Services Agreement With Sloane Developments For Prospecting Licenses in Tanzania

The Company announces that it has entered into a Management Services Agreement with Sloane Developments which holds the right to earn a beneficial interest ranging from 90 to 100% in ten prospecting licenses held by Tanzanian Royalty in the Lake Victoria greenstone belt of Tanzania.

Under the Management Services Agreement, a wholly-owned subsidiary of Tanzanian Royalty will carry out field and exploration work on the Kisunge and Shilalo Hills targets within the Luhala Project Area and similar work at the Golden Horseshoe Reef Project.

The majority of the exploration work will consist of Reverse Circulation (RC) and diamond drilling along with limited ground geophysics. In addition, Tanzanian Royalty has agreed to assist with grassroots exploration on other licenses in the agreement subject to the availability of staff and equipment.

The Management Services Agreement includes an administration fee on pre-defined exploration and related costs covered by the agreement, which is scheduled to run for a one year period.

The earn-in portion of the previously announced option agreement with Sloane (See Jan. 30, 2007 News Release) includes prescribed annual cash payments, firm exploration expenditures and a minimum amount of diamond drilling over the life of the agreement. In addition, Tanzanian Royalty will receive a sliding scale net smelter royalty for any mineral discovery that achieves commercial production.

The exploration component of the option agreement with Sloane calls for a work commitment of $US1 million within a two-year period of which $400,000 will be expendable in the first year and the remaining amount in the second. Further provisions in the option agreement call for the completion of a bankable feasibility study and the announcement of a production decision before the fifth anniversary of the agreement and the achievement of commercial production before the seventh anniversary.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 0-50634, for a more information concerning these risks, uncertainties, and other factors.